Exhibit 21.1

Subsidiaries

The list below excludes subsidiaries in the same line of business and includes the immediate parent of each excluded subsidiary. The list also excludes subsidiaries that in the aggregate, as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2025.

			Number of Omitted Subsidiaries Operating
Immediate Parent	State of Incorporation	Line of Business	in the United States	in Foreign Countries
PMG Services, Inc. (d/b/a Pediatrix Services, Inc.)	Florida	Physician Services	7	0
Pediatrix Management Services, Inc.	Florida	Physician Services	9	0